Agreement on Contractual Joint Venture

English Translation

Party A: Worldwide Manufacturing USA, Inc.

Address: 1142 CHERRY AVE.SAN BRUNO, CA 94066 U.S.A.

Authorized representative: Philip Da-Qing Zhang

Party B: Zheng Kejing, male, born on November 12, 1964, whose ID No. is 310222196411120015

Address: No. 212, Danshui Road, Luwan District, Shanghai

According to the provisions of the Framework Agreement regarding the acquisition of Shanghai Detron Electric and Electronics Company Limited and Shanghai Dehong Electric and Electronics Company Limited, which was signed by both parties as well as Tao Jingheng on February 3, 2008, Shanghai Jingde Electric and Electronics Company Limited controlled by Party B will operate Shanghai Dehong Electric and Electronics Company Limited together with Party A (the renamed enterprise, the following the same) In the meantime, Shanghai Dehong Electric and Electronics Company Limited will hold the 100% shares under the control upon the Shanghai Detron Electric and Electronics Company Limited. In consideration of the relevant matters described hereinafter during the period of joint venture by the Shanghai Dehong Electric and Electronics Company Limited (hereinafter referred to as the joint venture) and Shanghai Detron Electric and Electronics Company Limited, NOW THEREFORE agree as follows:

Article 1 The highest authoritative organ of the joint venture is the board of directors, consisting of the five (5) directors. Among whom three (3) directors will be appointed by Party A, whereas the remaining two (2) directors will be appointed by Shanghai Jingde Electric and Electronics Company Limited. The directors appointed by Party A shall assume the chairman of the board of directors and the vice-chairman of the board of directors.

The board meeting shall be convened once a year. However, a temporary board meeting should be held within thirty (30) days on condition that more than one third of the directors or supervisors or the directors from any party make the proposal to hold such a board meeting. The board meeting shall be summoned and presided by the chairman of the board of directors. In case of failure to perform his official power by the chairman of the board of directors, the deputy chairman of the board of directors shall exercise his official power instead.

The joint venture shall have two (2) supervisors, one supervisor thereof appointed by party A and another supervisor shall be appointed by Shanghai Jingde Electric and Electronics Company Limited.

Article 2 The following items shall obtain the unanimous consent of the directors participating the board meeting before formulating the resolution:

1. Amendment of the articles of association of the joint venture;

2. Suspension and dissolution of the joint venture;

3. Increase and transfer of the registered capital of the joint venture;

4. The merge of the joint venture with the other economic entity.

Article 3 The board of directors shall employ the first general manager of the joint venture from Party B, and only under the circumstances that Party B is unable to achieve the operation objectives made by the board of directors for the two (2) years running, or Party B resigns as the general manage, can the board of directors decide on the appointment of a new general manage. The annual salary of the general manager shall be decided by the board of directors (approximately RMB 60,000) Party B shall endeavor to surpass the business objectives in the common interests of both parties. In consideration of the uncertain cost increased due to the transformation into a joint venture and the opening year, the profit target for the first year shall take the domestic audited profit of Detron in 2007 as the benchmark, namely, output value of the first year is 30 million RMB after the foundation of the joint venture with a net profit 4.2 million RMB. The following three years shall make sure 10% annual output growth with an increase of 5% net profit. After the aforesaid three years period is completed, the board of directors will set up new targets.

Article 4 In order to ensure the normal business operation, Party A will assist Party B in the different areas, including but not limited to the necessary financing and the disposition of the relevant assets etc. Both parties agree to inject capital investment immediately after the foundation of the joint venture, where Party A’ investment amounts to 5.5 million RMB.

Article 5 The financial inspector-general of the joint venture shall be recommended by Party A, who shall be appointed and employed by the board of directors.

Article 6 The principle of profit sharing and the option incentive mechanism shall be stipulated in the articles of association of the joint venture. In principle, the joint venture will distribute no less than 20% of the after-tax profit as the bonus at that year, meanwhile the joint venture shall practice the option incentive mechanism for the purpose of awarding the management and backbone personnel.

Article 7 As for the products exported abroad, the joint venture can take the business and entrust Party A stock holding subsidiary in Shanghai for the manufacture and exportation, or the alternative is that Party A stock holding subsidiary in Shanghai may take the business, but it must pay the joint venture the fee of technology transfer and management cost. In any case, it is obligatory to ensure the cost outlay and the corresponding profit of the exported products of the joint venture.

Article 8 During the terms as the general manager of the joint venture from Party B, he shall abide by the laws and regulations within the scope of authorized power by the board of directors. In case of any important event occurs, which may exert great impact on the operation, credits and liabilities, and revenues and profit of the joint-venture, the general manager shall report to the board of directors in a timely manner, taking heed of advice and suggestions of the board of directors..

Article 9 Party B shall guarantee that during his term of the general manager of the joint venture, he won’t take position in the other company associated with the joint venture. Additionally, he won’t make investment or manage the enterprise which is the competitor of the joint venture and the associated companies in any manner (including in the capacity of other people).  Except as the director of the joint venture, Shanghai Jingde Electric and Electronics Company Limited is prohibited to have the other economic and trade exchanges with the joint venture. Party B shall exercise the control upon the Shanghai Jingde Electric and Electronics Company Limited in a consistent manner.

Article 10 This agreement constitutes a basis and principles for the cooperation of both parties, and the Party A shall initiate and sign the joint venture contract and the articles of association with Shanghai Jingde Electric and Electronics Company Limited in accordance with the provisions stipulated in this agreement.

Article 11 IN WITNESS WHEREOF, the agreement comes into force on the date of signature and stamp by both parties.

This agreement is signed on Feb. 3rd 2008 in Shanghai Putuo District, by the following parties:

Party A: Worldwide Energy and Manufacturing USA, Inc (Hereafter “Worldwide”)

Add: 1142 Cherry Ave, San Bruno, CA 94066  U.S.A

Authorized Representative: Philip Da-Qing Zhang

Party B: Jingheng Tao

Gender: Male

Date of Birth: May 11th 1965

ID: 310222196505110010

Add: No.1 Lane 1123, Lingshi Road, Room.401-402,

Zhabei District, Shanghai

Party C: Kejing Zheng

Gender: Male

Date of Birth: Nov. 12th 1964

ID: 310222196411120015

Add:  212 Danshui Road

Luwan District, Shanghai

Whereas:

Party A is a fictitious entity, established and managed in accordance with the law of the United States.

Party B and Party C are natural people with nationality of China.

Shanghai Detron Electronic Co., Ltd. and Shanghai Dehong Electronic Co., Ltd. are fictitious entities, established and managed in accordance with the law of China.

Party B owns 55% stocks of Shanghai Detron Electric and Electronics Company Limited; Party C owns 45% stocks of Shanghai Detron Electric and Electronics Company Limited;

Shanghai Detron Electric and Electronics Company Limited is the stockholder to Shanghai Dehong Electric and Electronics Company Limited.

Hereby:

By three parties with a fair and friendly consultations, the Framework Agreement regarding Worldwide’s acquisition of Shanghai Detron Electric and Electronics Company Limited and Shanghai Dehong Electric and Electronics Company Limited has been established as below:

Clause I: The effectiveness of the Framework Agreement

1. The Framework Agreement is basically established for Worldwide’s acquisition to Shanghai Detron Electric and Electronics Company Limited and Shanghai Dehong Electric and Electronics Company Limited. (hereafter “the acquisition”), formalizing the ownership of equity capital and capital operation model and procedure. All three parties unanimously reach the agreement to acknowledge the terms and conditions of the Framework Agreement as the basic principles and conditions for the acquisition, and ensure to unconditionally comply to all the terms and conditions in the Framework Agreement.

2. Based on the terms and conditions of this agreement, three parties shall sign a series of legal documentation in accordance with the law of People Republic of China as equity transfer contract, joint venture contract, factory rental contract and so on. All the terms in any pertinent legal documents should accord to the basic principles and conditions of this Framework Agreement. The Framework Agreework shall be considered as the basic and top priority if there is any conflict against the Framewrok Agreework.

Clause II: Pre-Preparation

In order to succeed in this acquisition, Party B and Party C will undertake a series of legal actions to ownership structure, capital structure and creditor’s right and debt obligation of both Shanghai Detron Electric and Electronics Company Limited and Shanghai Dehong Electric and Electronics Company Limited, Party B and Party C shall endeavor to accomplish all the procedures before the end of February of 2008, and ensure Detron and Dehong accord to the requirements as below:

1.

Those two companies, respectively owned by Party B and Party C, will become the stockholders of Shanghai Dehong Electric and Electronics Company Limited. Of which, Shanghai Jing Heng Company which controlled by Party B will hold 55% stocks of Shanghai Dehong Electric and

Electronics Company Limited; Shanghai Jing De company, which controlled by Party C will hold 45% stocks of Shanghai Dehong Electric and Electronics Company Limited. In the mean time, the registered capital of Shanghai Dehong Company will inject 5 million RMB.

2.

By transferring the Detron stocks which held by Party B and Party C to Shanghai Dehong Electric and Electronics Company Limited at the original registered capital principal then the Detron shall be wholly-owned subsidiary company to Dehong. The registration capital amount for Detron will remain in 3 million RMB.

3.

Xuchang Detron Electric and Electronics Company Limited has11 million RMB in AR to Detron account, Detron shall have the collected in AR and pay to Party B as the AP to Party B.(Including dividend payable and wage payable). Party B accepts to give up its all other claims to Detron and Dehong(Including undistributed profit, pending wage and so on. See attachment 4 to find details).

4.

Detron owns 16# plant, Lane 1225, Tongpu Road, Shanghai(real estate property certificate number: 017530). Detron to transfer the property to Party B and Party C( Or Party B company and Party C company), on the basis that Party B owns 55% of this property and Party C owns 45%. Any expense occurred by the transfer procedure should be covered by both Party B and Party C, it is not allowed to debit in Detron or Dehong account.

5.

Party B and Party C( Or the joint venture of Party B company and Party C company, according to real estate property certificate) will sign a rental contract with Dehong for 16# plant, Lane 1225, Tongpu Road, Shanghai(see attachment 1). The rental term should not be less than 6 years, from when the property certificate has been changed. The rental charge will be 0.85 RMB/m2 per day for the first and second year, and 0.90 RMB/m2 per day for the third year. And the rental charge will be adjusted according to the market from the fourth year, but the markup can not exceed 10% of the rental charge on the third year basis. Dehong is allowed to sublease the plant to Detron or affiliated companies of Party A, but it needs the authorization from Party B and Party C to sublease this factory to others: any expense (including income tax and land use fee) occurred by the property right or rental(excluding subleasing) should be covered by Party B and Party C, but if Dehong has the obligation to deduct and pay for others, Dehong reserves the rights to deduct and pay for others through the rent.

6.

Invested by Detron, the car registered under namely Party B (Buick SGM7300GL, Plate No. K29899), and the car registered under namely Party C (Jetta FV7160CiX, Plate No.K6850), should be transferred to Detron. These cars could be sold in discount with  the permission from Party A and the proceeds belong to Detron if the transfer is not available.

7.

In the process of preparation, Party B and Party C shall ensure that Dehong and Detron will not conduct any illegitimate actions?add any illegitimate debt?provide any warranty to others and sign any liability or claim documents to other parties, exception necessary financial operation to the preparation work.

Clause III: Acquisition Plan

1      After all the preparation is completed in Clause II , Party A shall accept the 55% stocks of Dehong from Party B, co-founding the joint venture with Party C holding 45% stocks of Dehong.In the mean time, Party A shall complete the direct holding to Dehong and indirect holding to Detron.

Party A shall pay total amount 7 million RMB to Party B in exchange of 55% of the company’s share in two installments: 5 million RMB with the first one and 2 million RMB with the second. The installments have to be paid within three months of receiving the business license of Dehong.

3

Making sure that all the activities specified in Clause II are being well conducted, Party A will pay 5 million RMB in the name of loan by February 15, 2008 through its wholly owned subsidiary, Shanghai Intech Electro-Mechanical Products Co., Ltd. (The money can be paid to the account designated by the Party B). No interest will be charged for this loan. The interest will be off set by the earlier transfer of the ownership from Party B to Party A.

4

The second installment of 2 million RMB should be paid no later than December 15, of 2008. In case of failure in payment by the due date for the reasons such as foreign exchange control, Party A should arrange a loan of 2 million RMB to Party B through its wholly owned subsidiary, Shanghai Intech Electro-Mechanical Products Co., Ltd. no later than December 15, 2008. No interest will be charged for this loan. The interest will be off set by the earlier transfer of the ownership from Party B to Party A.

5

Party B will open a bank account to receive the payment from Party A for transferring the ownership with the bank appointed by Party A. Party B agrees on the supervision of this account by Party A that will keep the account stamp and sign for money transfer with the guaranteed cooperation of Party B till all the loam amount specified in Clause III and Clause IV is paid off. The Party A’s supervision of this loan account is guaranteed by Party B. During the supervision period, Party B or its related company is not allowed to change bank stamp or make any other A/R and A/P. Otherwise, Party B will pay all the related damages out of this violation stipulated by Clause III and IV.

6

Party B is responsible for paying tax for all the taxable income because of this ownership transfer to Party A. If any transfer formalities are stuck because of the failure in paying tax on time, Party A’s financial responsibility in Clause IV is automatically removed.

Party A, B and C should cooperate with best efforts in completing the ownership transfer and the transformation of Dehong’s asset as “domestic” to “foreign” as quickly as possible by the Chinese law and government regulations. Party B and C are responsible for paying off the taxes to the government department concerned by February 15, 2008. Any cost occurred because of the tax audit, penalty and delinquent tax payment will be 45% and 55% borne on Detron and Dehong respectively. Party A has the right to deduct the said cost out of the payment from the ownership transfer.

Party B and C have the responsibility to guarantee that the acquisition should be completely done in line with all the terms and conditions stipulated in this letter of intent and other legal document signed by the three parties.

The financial reorganization before this acquisition will be handled by an accounting firm appointed by all of the three parties. During the course of the acquisition, if it runs into a technical problem that hinders the acquisition process under this letter of intent, it is the responsibility of all of the three parties to work out with best effort a feasible plan to guarantee the clauses of this letter of intent be carried out eventually.

Clause IV: Transition Period Arrangement

1

Transition Period arrangement of this joint venture as: Given Party A realizes its liabilities under Clause III, Party B should transfer the management power of Detron and Dehong to Party A on February 15, 2008. Party B and C should cooperate with sincerity with Party A to guarantee a smooth management power transfer. Before completing the formalities of ownership transfer and the change of legal entity, the stamps of legal entity and the company will be kept by the representative appointed by the three parties. (See Exhibit 3)

2

Party B should provide Party A from February 15, 2008 to February 15, 2009. With practical help in managing Detron and Dehong, include but will not limit to the transformation of information data from Party B to the designated personnel of Party A; cooperation with Party A in asset appraisal and financial audit of Detron and Dehong as well as creditor’s right collection.

3

In view of unpredictable result in Party B’s responsibility of debt collection

Because of the ownership transfer, the three parties should work out an uniform version in the explanations of the ownership transfer to the customers.

Clause V: Pledges and Commitments

1. After Party A complies with terms under Clause III, Party B and Party C promise to give up on the "Detron," and "Detron" since January 1, 2008 from the proceeds of the rights of shareholders.

(see as Exhibit 4 and 5)

2.

Party B and C promise to have all the written agreements from the corporate and individual share holders stating their giving up of the ownership in “Dehong” and “Detron” from January 1, 2008. (see as Exhibit 6)

3.

Party A, B and C all agree that Party A and Party B will own the shares in “Dehong” and “Detron” according to the equity ratio after the acquisition. The revenue and net income of “Dehong“ and “Detron” beginning from January 1, 2008 shall be included in Party A’s financial statement according to International Accounting Standard. (see as Exhibit 4, 5 and 6)

4.

Party B and C promise that “Detron” and “Dehong” do not have any debts above 20 thousands RMB or external asset sponsorship without Party A’s acknowledgement when this agreement is signed. Party B and C agree to compensate all the loss it might cause by not complying to this agreement.

5.

Party B promises that it will not compete with “Dehong” and “Detron’s current business and products at any place by any way through direct or indirect dealings during two years after this acquisition. “Dehong“and “Detron” will keep all business, products, and customers that they currently have. It means Party B can not take any business, products or customers that belong to “Dehong” and “Detron”. Party B also will help to maintain the good relationships with “Xu Ji ” and other related companies from “Dehong” and “Detron”.

6.

Party B promises that it and the companies under its control will not register brands, trade names, web names and e-mail addresses which will be same as or similar to  “Dehong” or “Detron” within two years. (But the address, detron@163.com that is currently used is excluded).

7.

  Party B promises that it or the companies under its control, will not apply the intellectual property rights for the products and the technology are being developed by “Dehong” and “Detron”.  Party B confirms that it does not have the right on intellectual property, proprietary technology and other secret technology under the brands of “Dehong” and “Detron” that are owned, being developed or having developed by Dehong and Detron.

8.

  Party B promises that it will not contact “Dehong” and “Detron” customers to hurt them in any way. Party B will not hire or intend to hire, cause or induce employees who work for “Dehong” and “Detron” to violate the labor contract or terminate the labor relations with “Dehong” and “Detron” (exclusion of lifted labor relations).

9.

  Party B shall still consciously keep goodwill to “Dehong”, “Detron”, Party A and Party C.   Party B promises that it will not make negative comments against “Dehong”, “Detron”, Party A and Party C in any way. Party A and Party C also agree to the same.

Clause VI:  Confidential Obligations

1.

Party A, B and C all agree that they shall hold all specific contents confidential under this agreement and other related information before and after this agreement is signed. No Party shall disclose any information without the other two parties’ permission. (Exclusion of necessary information for the purpose of reporting to government).

2.

Party B agrees that it shall keep confidential of all business secrets which it has knowledge of pertaining to “Dehong “and “Detron”. Party B shall not disclose any related information to anyone without Party A’s written permission. The business secrets hereof, including but not limited to customers list, sales plan, procurement information, price policy, financial information, wholesale channels, proprietary technology and so on which is not of public record of “Dehong” and Detron” .

Clause VII:     Default Clause

Party A, B and C all agree to indemnify any liability incurred by any party because of breach of this agreement and shall compensate said claimant against offending party a fee in full amount. Said Party shall also pay a penalty:

1.

Offending Party should pay the default fee 2 million RMB to claimant because it’s offence of this agreement causes this acquisition falls.

2.

Offending Party shall pay the default fee of2 million RMB to claimant if it breaches Item 5 and 8 under Clause V or Clause VI in this agreement after this acquisition.

3.

Offending Party should pay as a penalty twice of the amount of the claimant’s loss because of Offending Party/Parties’ breach of the agreement after this acquisition.

No Party shall bare the violation responsibility for any damages because of an unexpected government act. However, the invalidity of this item will not impact the effectiveness of the items that are not influenced by this government act. All the Parties should sincerely work together to find out the closest previsions to replace the invalid items.

Clause VIII  Applicable Law and Jurisdiction

This agreement shall be governed by and under the laws of the People of Republic China.

Any dispute arising under or in any way related to this agreement shall be submitted to a binding arbitration by China International Economic and Trade Arbitration Commission, Shanghai Branch. This Arbitration Commission will conduct all rulings on said parties.

Clause VIIII   Other General Provisions

This agreement has been written in Chinese. Each Party shall have an original copy. This agreement shall become a binding agreement upon signed by all Parties.

This agreement supersedes all prior agreements among all the parties.

The annex of this agreement will be considered part of the agreement which can be signed during or after this agreement. The annex of the agreement shall be considered the same legal effectiveness as the original Framework Agreement.